UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Professional Diversity Network, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74312Y103

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Funds, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (i) an immediately exercisable warrant to purchase up to 1,000,000 Shares at an exercise price of $0.25 per Share and (ii) an immediately exercisable warrant to purchase up to 1,750,000 Shares at an exercise price of $0.25 per Share. Excludes a warrant to purchase up to 1,000,000 Shares at an exercise price of $2.50 per share which is not currently exercisable.

CUSIP No. 74312Y103	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) an immediately exercisable warrant to purchase up to 1,000,000 Shares at an exercise price of $0.25 per Share and (ii) an immediately exercisable warrant to purchase up to 1,750,000 Shares at an exercise price of $0.25 per Share. Excludes a warrant to purchase up to 1,000,000 Shares at an exercise price of $2.50 per share which is not currently exercisable.

CUSIP No. 74312Y103	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) an immediately exercisable warrant to purchase up to 1,000,000 Shares at an exercise price of $0.25 per Share and (ii) an immediately exercisable warrant to purchase up to 1,750,000 Shares at an exercise price of $0.25 per Share. Excludes a warrant to purchase up to 1,000,000 Shares at an exercise price of $2.50 per share which is not currently exercisable.

CUSIP No. 74312Y103	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) an immediately exercisable warrant to purchase up to 1,000,000 Shares at an exercise price of $0.25 per Share and (ii) an immediately exercisable warrant to purchase up to 1,750,000 Shares at an exercise price of $0.25 per Share. Excludes a warrant to purchase up to 1,000,000 Shares at an exercise price of $2.50 per share which is not currently exercisable.

CUSIP No. 74312Y103	13D	Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement relates to two warrants (the “Warrants”) to purchase shares of the Common Stock (the “Shares”) issued by Professional Diversity Network, Inc. (the “Issuer”). One Warrant is exercisable for up to 1,000,000 Shares (the “Fixed Warrant”) and the other Warrant is exercisable for up to 1,750,000 Shares (the “Pro Rata Warrant”). The address of the principal executive offices of the Issuer is 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 2. Identity and Background.

The persons filing this statement (together, the “Reporting Persons”) are White Winston Select Asset Funds, LLC, a limited liability company organized under the laws of the state of Delaware (the “Fund”), and Todd M. Enright, Mark Blundell and Donald Feagan, the managers of the Fund (the “Partners”). The address of the principal business and of the principal office of the Reporting Persons is 265 Franklin Street, Suite 1702, Boston, MA 02110.

The Reporting Persons are primarily engaged in the business of investing in securities. The Partners are members and the sole managers of the Fund.

None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The Warrants were acquired from the Issuer as partial consideration under the Master Credit Facility, dated as of June 30 2016, among the Fund, the Issuer and certain subsidiaries of the Issuer (the “Master Credit Facility”) which provides for a revolving credit facility to the Issuer. The aggregate exercise price to purchase the Shares underlying the Warrants, if exercised by the Fund, will be approximately $137,600.25. The funds to purchase the Shares will come from the Fund’s working capital.

Item 4. Purpose of Transaction.

The Fund acquired the Warrants in the belief that the Shares were undervalued. The Reporting Persons have been in discussions with members of the Issuer’s management and Board of Directors since November 2015 regarding a possible investment in the Issuer, ways to enhance shareholder value, and the possibility of representation for the Fund on the Issuer’s Board of Directors.

On June 30, 2016, the Fund and the Issuer entered into the Master Credit Facility and a Board Representation Agreement pursuant to which the Fund has the right to nominate persons to serve as directors of the Issuer and, subject to satisfaction of certain conditions, the Issuer agrees to recommend such nominees to the Issuer’s stockholders for election to the Issuer’s Board. The Issuer’s management would continue to nominate the remaining members of the Issuer’s Board of Directors.

In addition, the Reporting Persons may provide information on other qualified Board candidates who could be considered for Board representation based upon the Issuer’s standard policies for the election of Board members as set forth in its annual Proxy Statement.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities, if any, of the Issuer or its affiliates in the open market or otherwise; (ii) dispose of any or all of their Warrants or Shares acquired upon exercise of the Warrants in the open market or otherwise; or (iii) engage in any hedging or similar transaction with respect to the Warrants or Shares acquired upon exercise of the Warrants.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own, in the aggregate 2,750,000 Shares underlying the Warrants (the “Purchased Shares”), representing approximately 15.8% of the Issuer’s outstanding capital stock based upon the 14,608,230 shares of the Issuer’s Common Stock stated to be outstanding as of May 10, 2016, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on May 12, 2016.

Each of the Warrants is exercisable until June 30, 2021 (the “Expiration Date”). Each Warrant contains a provision for cashless exercise and grants the Fund the right to require the Issuer to register the Purchased Shares with the Securities and Exchange Commission if the Issuer is registering other shares of Common Stock or if it is eligible to register shares of Common Stock on Form S-3, in each case subject to certain conditions and exceptions. The Fixed Warrant is exercisable in full at any time prior to the Expiration Date. The number of Shares for which the Pro Rata Warrant is exercisable is pro rated based on the aggregate amount advanced pursuant to the Master Credit Facility.

CUSIP No. 74312Y103	13D	Page 7 of 9 Pages

The Partners, by virtue of their relationship to the Fund, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Purchased Shares. The Partners disclaim beneficial ownership of the Purchased Shares for all other purposes.

The Fund has sole voting power and sole dispositive power with regard to the Purchased Shares (including Shares underlying the Warrants). The Partners have shared voting power and shared dispositive power with regard to the Purchased Shares.

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
White Winston Select Asset Funds, LLC	6/30/16	1,750,000	$0.25
White Winston Select Asset Funds, LLC	6/30/16	1,000,000	$0.25

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Warrants to purchase the Shares, the Fund holds a warrant to purchase an additional 1,000,000 shares of the Issuer’s Common Stock, exercisable for five years beginning December 30, 2016, at a per share price of $2.50.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A -	Joint Filing Agreement

Exhibit B -	Board Representation Agreement, dated June 30, 2016, filed as Exhibit 10.27 to the Quarterly Report on Form 10-Q filed by the Issuer on July 6, 2016 and incorporated herein by reference.

CUSIP No. 74312Y103	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUNDS, LLC

By: /s/ Todd M. Enright
Todd M. Enright
Partner

July 11, 2016

Todd M. Enright

/s/ Todd M. Enright

July 11, 2016

Mark Blundell

/s/ Mark Blundell

July 11, 2016

Donald Feagan

/s/ Donald Feagan

July 11, 2016